Exhibit 1.01

Apogee Enterprises, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2021

This Conflict Minerals Report for the year ended December 31, 2021, has been prepared by Apogee Enterprises, Inc. pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain these minerals which are necessary to the functionality or production of their products. These minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG Minerals”). These requirements apply to registrants whatever the geographic origin of the minerals and whether or not they fund armed conflict in the Democratic Republic of Congo (“DRC”) or surrounding regions (collectively, the “DRC Region”).

1.	Introduction

Company Overview

Apogee Enterprises, Inc. is a leader in the design and development of architectural building products and services. Unless the context otherwise requires, the terms “Company,” “Apogee,” “we,” “us,” and “our” as used herein refer to Apogee Enterprises, Inc. and its subsidiaries.

Apogee’s most recent fiscal year ended as of February 26, 2022 (“fiscal 2022”). Our Company has four reporting segments, with three of the segments serving the commercial construction market:

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The Architectural Framing Systems segment designs, engineers, fabricates and finishes aluminum window, curtainwall, storefront and entrance systems for the exterior of buildings. In fiscal 2022, this segment accounted for approximately 45 percent of our net sales.

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The Architectural Glass segment coats and fabricates high-performance glass used in custom window and wall systems on commercial buildings. In fiscal 2022, this segment accounted for approximately 20 percent of our net sales.

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The Architectural Services segment integrates technical services, project management, and field installation services to design, engineer, fabricate, and install building glass and curtainwall systems. In fiscal 2022, this segment accounted for approximately 27 percent of our net sales.

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The Large-Scale Optical Technologies (LSO) segment manufactures high performance glass and acrylic products used to protect, preserve and enhance the viewing of objects and displays. In fiscal 2022, this segment accounted for approximately 8 percent of our net sales.

Product Category Descriptions

For the calendar year ended December 31, 2021, Apogee has chosen to define its product categories consistent with the Company’s four reporting segments described above.

Certain products manufactured and sold by us within each of these product groups are subject to the reporting obligations of the Rule and contain 3TG Minerals of unknown origin. All four reporting segments purchase glass products for which tin is necessary to the production process of our suppliers. Tin, and sometimes gold, are also used in the coating process of the Architectural Glass and Large-Scale Optical Technologies reporting segments. Additionally, the Architectural Framing Systems and Architectural Services reporting segments purchase small quantities of hardware parts that contain limited electronics which may contain tin, tantalum, tungsten, and gold.

2.	Reasonable Country of Origin Inquiry

Apogee’s products are multiple tiers removed from the 3TG Mineral smelters or refiners (“SORs”). We do not purchase raw ore or unrefined 3TG Minerals. We do not conduct purchasing activities with suppliers directly in the DRC Region. Our Reasonable Country of Origin Inquiry (“RCOI”) process relies on our direct suppliers to provide information on the origin of the 3TG Minerals contained in components and materials supplied to us, including sources of 3TG Minerals supplied to our direct suppliers from upstream suppliers.

Apogee follows a six-step process to identify sources of 3TG Minerals in its supply chain.

1.	Direct suppliers are segmented into categories by similarity of goods or services provided.

2.	Categories are selected that have the potential to be included in Apogee’s final products.

3.	Suppliers assigned to the categories identified in Step 2 are then selected for further review to determine if the materials we purchase from them have the potential to contain 3TG Minerals.

4.

Apogee contracts with a 3rd party company to perform steps 4 through 6. The Conflict Minerals Reporting Template (“CMRT”), a standard survey tool created by the Responsible Minerals Initiative (“RMI”), is sent to all suppliers selected in Step 3.

5.	CMRTs sent are logged electronically, and follow-up communications are performed if the supplier is unresponsive.

6.	CMRTs received are then subject to the following due diligence activities to determine the country of origin of 3TG Minerals:

a.	We compare SORs identified on CMRTs returned by our suppliers to the RMI’s RCOI data for Responsible Minerals Assurance Process (“RMAP”) audited smelters to assess country of origin; and

b.	For SORs not found on the RMAP list, we use the Smelter Database available to RMI members to assess their status.

Request for Information and Survey Responses

For the 2021 reporting year, Apogee contracted GreenSoft Technology, Inc, a 3rd party, to survey a predetermined supplier base following the Organization for Economic Co-operation and Development (“OECD”) steps outlined in Section 3 below. Our overall survey response rate was 78% in 2021, compared to 76% in 2020. This is defined as “Responses Received” divided by “Suppliers Surveyed.” “Suppliers Surveyed” includes suppliers that we reasonably believe have the potential to provide Apogee with 3TG Minerals that are contained in our products and are necessary to the functionality or production of our products, but are not from scrap or recycled sources (“In-Scope Materials”). Apogee counts a supplier that indicates “No 3TG” as a valid response.

Most CMRTs received were provided at a company or divisional level scope, rather than a product-level scope specific to the materials and components we purchase. As such, Apogee was unable to identify the specific SORs in our supply chain and the countries of origin of the 3TG Minerals.

Apogee is not making a claim that our products are “conflict-free,” and consequently, the report presented herein was not audited.

3.	OECD Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain

Our due diligence framework is designed to conform in all material respects with the criteria set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Third Edition and the related supplements for gold and for tin, tantalum, and tungsten (“OECD Guidance”), as we determined those criteria to be applicable to our circumstances and position in the supply chain as a “downstream” company. The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of 3TG Minerals from conflict-affected and high-risk areas. Selected elements of the Company’s program design and implementation are discussed below.

3.1	Step One: Establish Strong Company Management Systems

a.	Conflict Minerals Policy

Apogee has instituted a conflict minerals policy which highlights our expectations of suppliers regarding the sourcing of 3TG Minerals as well as our commitment to sourcing responsibly from the DRC Region. This policy is publicly available on our website at www.apog.com by selecting “Investors” and “Governance.”

b.	Internal Team

Our procurement team, with support from our finance and legal departments, leads our efforts to ensure compliance with our conflict minerals policy and to manage risk relating to Apogee’s conflict minerals program.

c.	System of Controls

Apogee has developed a system to improve supply chain transparency by identifying suppliers that we have reason to believe provide materials or components that contain 3TG Minerals that are necessary to the functionality or production of our products. This process utilizes information available from Apogee’s management systems, and attempts to identify all suppliers from which we require further information on their supply chain and sourcing practices. Suppliers identified in this process are then surveyed. See Section 2 about our “Reasonable Country of Origin Inquiry” for more information on the survey process. Conflict minerals program documentation is retained electronically for five years.

d.	Supplier Engagement

Apogee purchase order terms and conditions include language requiring suppliers to support Apogee’s efforts to identify the chain of custody for In-Scope Materials.

We also provide training material access to our suppliers of In-Scope Materials and individual guidance, as necessary. Conflict minerals survey materials sent to our direct suppliers include links to the Corporate Governance page of Apogee’s website, which includes our Conflict Minerals Policy and various conflict minerals educational materials. Additionally, we have participated in and supported the development of supplier training materials available through the RMI.

e.	Grievance Mechanism

We have a Code of Conduct Hotline whereby employees and suppliers can anonymously report violations of our policies, including our Conflict Minerals Policy. Additionally, employees and suppliers may send an email to conflictminerals@apog.com with questions or to report any concerns regarding our suppliers or any 3TG Materials used in our products.

The RMI has also established a grievance mechanism through which members, stakeholders, and the public can raise concerns about the RMI initiative, the audit program, protocols, audit quality and auditor competencies, mineral supply chains, and upstream/downstream initiatives. Additionally, the RMI, in collaboration with the London Bullion Market Association and Responsible Jewelry Council, developed an online cross-industry platform to screen and address grievances linked to smelters and refiners present in global supply chains.

3.2	OECD Step 2: Identify and Assess Risks in the Supply Chain

Apogee’s previously described RCOI efforts are designed to identify the SORs in our supply chain to the best of our ability. Because of the breadth and constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers, including SORs. Identifying the SORs in our supply chain is the key step in the effort to determine country of origin and assess risk of funding armed groups in the DRC Region.

3.3	OECD Step 3: Design and Implement a Strategy to Respond to Risks

Apogee categorizes supply chain risks associated with conflict minerals into three categories and responds to those risks as described below:

1.

Suppliers that appear not to understand the Rule or the policies and procedures we have adopted to comply with the Rule. We mitigate this risk in several ways, including: (i) directing our suppliers to our company website which contains training materials and links to helpful information, (ii) reviewing survey responses for incomplete information and indications that a supplier does not have an appropriate understanding of the CMRT reporting requirements and reaching out to those suppliers to offer assistance, and (iii) supporting the RMI and participating with other RMI members in the development of supplier training materials and white papers.

2.

CMRT responses from our suppliers that contain erroneous, outdated, inconsistent, or incomplete data. We evaluate CMRTs received against a standard list of criteria to assess the quality of the response and we have a process for pursuing resolution if issues are identified. We also review the supplier’s conflict minerals policy to compare how the data provided in the CMRT harmonizes with the position taken in the policy.

3.

CMRT responses may indicate that 3TG Minerals in our products originate from the DRC Region. If we determine that any supplier is, or a reasonable risk exists that it may be, violating our Conflict Mineral Policy, then we will require the supplier to commit to a corrective action plan to move to a “Conflict Free” source. If the supplier fails to take suitable corrective action, we will look to alternative sources for the products.

3.4	OECD Step 4: Carry Out a Third Party Audit of Supply Chain Due Diligence

Apogee does not have a direct relationship with SORs and does not perform or direct audits of these entities within our supply chain. We do, however, support the development and implementation of independent third-party audits of SORs through our membership and participation in the RMI (membership ID APOG). Apogee participates in the RMI’s Smelter Engagement Team calls to support the efforts to conduct third-party audits of SORs and improve worldwide engagement with SORs.

3.5	OECD Step 5: Report on Supply Chain Due Diligence

This report and the associated Form SD are publicly available on Apogee’s website at www.apog.com by selecting “Investors” and “Governance.”

4.	Steps to Improve Due Diligence

Calendar 2021 is the ninth year that Apogee has prepared a conflict minerals report. During that period we have been actively working to better understand and manage 3TG Mineral Risk in our supply chain. Additionally, we support industry-wide cooperation by aiding the development and implementation of independent third-party audits of SORs through our membership and participation in the RMI and sharing our summarized SOR data for 2021 with the RMI.

Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our goals for future improvements to our due diligence process and to mitigate the risk about the sourcing of our 3TG Minerals. All forward-looking statements involve risk and uncertainty. Risks that may cause these forward-looking statements to be inaccurate include: our ability to improve the due diligence conducted; lack of cooperation or progress by our suppliers, their respective suppliers and smelters; or lack of progress by smelter or refiner validation programs for 3TG Minerals (including the possibility of inaccurate information, fraud and other irregularities). In addition, you should also consider the important factors described in reports and documents that we file from time to time with the SEC, including the factors described under the sections titled “Risk Factors” in our most recently submitted Annual and Quarterly Reports on Form 10-K and Form 10-Q, respectively. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.